Prudential World Fund, Inc.
655 Broad Street
Newark, New Jersey 07102

December 11, 2017

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re:       Prudential World Fund, Inc.: Form N-1A

Post-Effective Amendment No. 111 to the Registration

Statement under the Securities Act of 1933;

Amendment No. 112 to the Registration Statement under

the Investment Company Act of 1940

Securities Act Registration No. 002-89725

Investment Company Act No. 811-03981

Dear Mr. Zapata:

We filed through EDGAR on September 25, 2017 on behalf of Prudential World Fund, Inc. (the “Corporation” or the “Registrant”) Post-Effective Amendment No. 106 (the “Registration Statement”) to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 107 under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement was filed pursuant to Rule 485(a)(2) under the 1933 Act solely for the purpose of adding the Prudential Emerging Markets Debt Hard Currency Fund (the “Fund”) as a new series of the Corporation.

This letter is intended to respond to the comments on the Registration Statement that the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed by telephone to Diana Huffman on November 9, 2017. For your convenience, a summary of the Staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. Any changes made in response to the Staff’s comments will be reflected in Post-Effective Amendment No. 111 (the “Amendment”) to the Registrant’s Registration Statement to be filed on or about December 11, 2017 pursuant to Rule 485(b) under the 1933 Act with effectiveness on December 12, 2017. Capitalized terms not otherwise defined herein have the meanings given them in the Registration Statement. Page numbers referenced herein are those set forth in the Registration Statement.

PROSPECTUS

Fund Fees and Expenses

1.	Comment

In the line item “Maximum deferred sales charge (load) (as a percentage of the lower of original purchase price or sale proceeds),” change 1% to 1.00%.

Response

The requested change has been made.

Investments, Risks and Performance

2.	Comment

The first paragraph contains the statement that “The Fund seeks to achieve its investment objective by investing under normal circumstances at least 80% of its investable assets in fixed-income instruments that are economically tied to emerging market countries and that are denominated in hard currencies.” Does this 80% test include countries in the European Union (the “EU”) and if so, in light of the fact that a number of EU countries have had volatile currencies in recent years, please consider whether such countries and their currencies are appropriate to include in the definition of “hard currencies”.

Response

As noted in the Prospectus, the Fund defines “hard currencies” as the US dollar or any currency of a nation in the G-7. We have updated the disclosure to make clear that the G-7 includes the US, Japan, Germany, Italy, the United Kingdom, France and Canada. The 80% test is therefore limited to the currencies of countries in the G-7, which currently includes the USD, Canadian Dollar, Euro, GBP and Yen.

3.	Comment

The second paragraph states that “The Fund generally considers emerging market countries to be countries that are on the World Bank's list of low or middle income countries as well as any other country that the investment subadviser believes has an emerging economy or market.” We note that this standard has a high degree of subjectivity by the subadviser and we therefore ask that you enhance the explanation of how the subadviser will define an “emerging economy or market”.

Response

The above-referenced sentence has been updated as follows: “The Fund generally considers emerging market countries to be countries included in the JP Morgan Emerging Markets Bond Index Global Diversified (EMBI Global Diversified), the JP Morgan Government Bond Index-Emerging Markets Global Diversified Index (GBI-EM Global), the JP Morgan Emerging Local Markets Index Plus (ELMI+) or the JP Morgan Corporate Emerging Markets Bond Index Broad Diversified (CEMBI Broad Diversified).”

4.	Comment

The second paragraph states that the “Fund may invest to a lesser extent in lesser-developed emerging market countries that are not included in standard emerging market benchmarks and are not widely followed by investors (commonly referred to as “frontier countries”).” Please specify what is meant by “to a lesser extent” and confirm that these types of investments would not be counted towards the Fund’s 80% investment policy.

Response

To the extent that the Fund invests in fixed income instruments that are economically tied to lesser-developed emerging market countries but that are not denominated in hard currencies, such investments will be limited to 20% of the investable assets of the Fund.

5.	Comment

To the extent that the Fund’s investments will be concentrated in a geographic region or country, please provide corresponding risk factor(s) in the “Principal Risks” section of the summary prospectus.

Response

The Registrant has reviewed the risks section and has determined that the risk factor entitled “Geographic Concentration Risk” adequately addresses the Staff’s comment, as the Fund does not currently intend to concentrate in any specific country or region.

MORE INFORMATION ABOUT THE FUND’S PRINCIPAL AND NON-PRINCIPAL INVESTMENT STRATEGIES, INVESTMENTS AND RISKS

Investments and Investment Strategies

6.	Comment

To the extent that any of comments #2-5 apply to the Statutory Prospectus, please make conforming changes here.

Response

The requested changes have been made as noted above.

7.	Comment

To the extent that short sales are a principal strategy of the Fund, please include them in the summary section of the Prospectus.

Response

The Registrant has reviewed the disclosure and confirms that short sales are not a principal strategy of the Fund and are therefore not included in the summary section of the Prospectus.

8.	Comment

Please clearly identify the principal and non-principal strategies pursuant to Investment Management Guidance Update 2014-8.

Response

The Registrant confirms that it has reviewed the disclosures and revised them as necessary.

9.	Comment

Please review the list of strategies included in the table entitled “Principal & Non-Principal Strategies” and confirm that all principal strategies of the Fund as described in Item 9 are included in the summary section of the Fund’s prospectus (Item 4) or revise as appropriate.

Response

The Registrant confirms that all principal strategies for the Fund are listed in the summary section of the Prospectus.

10.	Comment

Please distinguish between principal and non-principal investment strategies as set forth in the table in this section.

Response

Upon review, we believe that the existing presentation and order complies with the requirements of Form N-1A, and therefore we respectfully decline the Staff’s comment.

Prior Historical Performance

11.	Comment

Please confirm that all historical returns shown use the standardized SEC method of calculating return. If the standardized SEC method is not used here, please disclose how performance was calculated and disclose how the methodology differs from the standardized SEC method.

Response

As stated in the Prospectus, the performance shown in this section is calculated in accordance with the Global Investment Performance Standards (GIPS®). Composite gross rates of return are calculated by asset weighting the individual portfolio returns monthly using the beginning of period values. Composite member portfolio monthly returns are calculated using the daily time weighted rate of return methodology. Composite net rates of return are calculated by geometrically linking 1/12th of the highest standard advisory fee in effect for the respective period to the gross composite. Annual rates of return are calculated by geometrically linking the monthly returns. The annualized rate of return is equivalent to the annual rate of return which, if earned in each year of the indicated multi-year period, would produce the actual cumulative rate of return over the time period. Performance for the Composite has been calculated in a manner that differs from the performance calculations the SEC requires for registered funds. The Composite has been calculated consistent with the requirements of the Global Investment Performance Standards (GIPS®) and PGIM Fixed Income; there is no representation that the above performance is presented in accordance with GIPS®.

12.	Comment

Please provide a representation to the Staff that the subadviser has records necessary to support performance calculations, per Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response

We confirm that the subadviser has the records necessary to support performance calculations, per Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

APPENDIX A

13.	Comment

In the section disclosing how to reduce the sales charges applicable to Class A and Class C investors, please reference the applicable financial intermediaries under “Other Types of Investors.”

Response

The Registrant submits that the waivers apply to all financial intermediaries, subject to Appendix A that lists any waivers that apply only to specific financial intermediaries. The Registrant notes that Item 12(a)(2) of Form N-1A requires a fund to “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads (e.g., letters of intent, accumulation plans, dividend reinvestment plans, withdrawal plans, exchange privileges, employee benefit plans, redemption reinvestment plans, and waivers for particular classes of investors).” With respect to the above-referenced disclosure in the prospectus, the Registrant notes that the class of investors that is eligible for the waiver of front-end sales charges on Class A shares is sufficiently described. The “class” is not specifically limited to select financial intermediaries.

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Any questions or comments concerning the above may be communicated to Claudia DiGiacomo at (973) 802-5032.

Sincerely,

/s/ Claudia DiGiacomo

Claudia DiGiacomo

Vice President & Corporate Counsel